[redacted]

Detica

08001216

Surrey Research Park
Guildford
Surrey
GU2 7YP
UK

T +44 (0)1483 816000
F +44 (0)1483 816144

www.detica.com

Securities and Exchange Commission
Division of Corporate Finance
Office of International Finance
100F Street, NE
Washington
DC 20549 USA

SEC
Mail Processing
Section

MAR 1 2 2008

Washington, DC
100

Our ref: 08-FIV100C070

3rd March 2008

File no: 82-35012

SUPPL

Dear Sir

Re: Detica Group plc - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

The information as detailed below is being furnished to the Securities and Exchange Commission (the "**SEC**") by Detica Group plc, a public company limited by shares incorporated under the laws of England and Wales ("**Detica**"), pursuant to the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") afforded to foreign private issuers under Rule 12g3-2(b) under the Exchange Act. The SEC file number assigned to Detica is 82-35012.

29.02.08	Change of Advisor
03.03.08	Notification of major interest in shares

Please do not hesitate to contact the undersigned at the numbers given above should you have any questions on the enclosed materials.

Yours faithfully

PROCESSED
MAR 1 7 2008
THOMSON
FINANCIAL

Nicky Heywood

Company Secretary Assistant

Enc

3/13

Regulatory Announcement

Free annual report

Detica

Company	Detica Group Plc
TIDM	DCA
Headline	Change of Adviser
Released	07:01 29-Feb-08
Number	0175P

29 February 2008

Detica Group plc

Change of Adviser

Detica Group plc (DCA.L) ("the Group"), the information intelligence specialist, today announces that it has appointed Hoare Govett Limited as financial adviser and stockbroker to the Group.

For further information, please contact:

Detica Group plc 01483 816000
Mandy Gradden, Finance Director

Financial Dynamics 020 7831 3113
Edward Bridges
Matt Dixon
Erwan Gouraud

END

Close

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached** (ii):

   DETICA GROUP PLC

2. **Reason for the notification** (please state Yes/No):

   An acquisition or disposal of voting rights: YES

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: NO

   An event changing the breakdown of voting rights: NO

   Other (please specify):

3. **Full name of person(s) subject to the notification obligation** (iii):

   Baillie Gifford & Co

4. **Full name of shareholder(s)** (if different from 3.) (iv):

5. **Date of the transaction (and date on which the threshold is crossed or reached if different)** (v):

   28 February 2008

6. **Date on which issuer notified:**

   3rd March 2008

7. **Threshold(s) that is/are crossed or reached:**

   5%

8. **Notified details:**

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB003153956	Below 5%	Below 5%

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB003153956	5,795,364		5,795,364	0	5.00%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A				

Total (A+B) Number of voting rights	% of voting rights
5,795,364	5.00%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Baillie Gifford & Co, a discretionary investment manager, is the parent undertaking of an investment management group.
Its wholly-owned direct subsidiary undertaking Baillie Gifford Overseas Limited [1126425; 1.0%] is also a discretionary investment manager.

Its wholly-owned direct subsidiary undertaking Baillie Gifford Life Limited [472127; 0.4%] is a life assurance company which procures discretionary investment services from Baillie Gifford & Co in respect of its own account shareholdings.
Its wholly-owned indirect (via Baillie Gifford Life Limited) subsidiary undertaking Baillie Gifford & Co Limited [2597004; 2.2%] is an OEIC Authorised Corporate Director and Unit Trust Manager which has delegated its discretionary investment management role to Baillie Gifford & Co.

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information:

14. Contact name:
John Woollhead

15. Contact telephone number:
01483 816900.

END